

July 28, 2011

Via E-mail
Mr. George R. De Heer
Chief Financial Officer
Universal Insurance Holdings, Inc.
1110 W. Commercial Blvd., Suite 100
Fort Lauderdale, FL 33309

> **Re:** **Universal Insurance Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 001-33251**

Dear Mr. De Heer:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 40

1. Please provide us revised disclosure to be included in future periodic reports that addresses the reasons for the changes in operating assets and liabilities, specifically addressing the reason for the significant change in your premiums receivable balance as this changes had a material impact on your operating cash flows. Your revised disclosure should also address the reasons for the significant amount of write offs recorded during 2010 compared to prior years ($3,895,222 in FY 2010 compared to $51,837 in FY2009).

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 16. Commitments and Contingencies
Litigation, page 82

2.   You state on page 82, "In the opinion of management, none of these lawsuits are material and they are all adequately reserved for or covered by insurance or, if not so covered, are without merit or involve such amounts that if disposed of unfavorable would not have a material adverse effect on the company's financial position or results of operations." Please provide revised disclosure to be included in future periodic reports which clarifies, if true:

- That the lawsuits are not material in the aggregate in addition to on an individual basis, or provide the disclosure required by 450-20-50-4.b.; and
- That any accruals you make or your assessment of materiality of disclosure related to probable or possible losses do not consider any anticipated insurance proceeds.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Melissa N. Rocha, Accounting Branch Chief, at (202) 551-3854 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant